EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Registration Statement of Rokwader, Inc. on Form SB-2 to be filed with the Securities and Exchange Commission on or about December 6, 2007 of our Report of Independent Registered Accounting Firm dated February 7, 2007 covering the consolidated financial statements of Rokwader, Inc. as of December 31, 2006 and 2005 and for year ended December 31, 2006 and the period from inception of operations (March 18, 2005) to December 31, 2005 and the period from inception to December 31, 2006.

We also consent to the reference to us as experts in matters of accounting and auditing in this registration statement.

/s/ Stonefield Josephson, Inc.
Stonefield Josephson, Inc.
Certified Public Accountants
Los Angeles, California
December 6, 2007